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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

China Unicom Limited
(Name of Issuer)
Ordinary Shares, Par Value HK$0.10 Per Share
(Title of Class of Securities)
16945R 10 4
(CUSIP Number)
September 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	16945R 10 4

1	NAMES OF REPORTING PERSONS SK Telecom Co., Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of Korea

	5	SOLE VOTING POWER

NUMBER OF		899,745,075 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		899,745,075 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

899,745,075 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

ITEM 1(a).	NAME OF ISSUER
China Unicom Limited, a Hong Kong company with limited liability (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
75/F, The Center, 99 Queen’s Road Central, Hong Kong

ITEM 2(a).	NAME OF PERSON FILING
SK Telecom Co., Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
11, Euljiro2-ga, Jung-gu, Seoul 100-999, Korea

ITEM 2(c).	CITIZENSHIP
The Republic of Korea

ITEM 2(d).	TITLE OF CLASS OF SECURITIES
Ordinary Shares, Par Value HK$0.10 Per Share

ITEM 2(e).	CUSIP NUMBER
16945R 10 4

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4.	OWNERSHIP
(a)	Amount beneficially owned:

See Item 9 of Cover Pages.

(b)	Percent of class:

See Item 11 of Cover Pages.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
See Item 5 of Cover Pages.
(ii)	Shared power to vote or to direct the vote
See Item 6 of Cover Pages.
(iii)	Sole power to dispose or to direct the disposition
See Item 7 of Cover Pages.
(iv)	Shared power to dispose or to direct the disposition
See Item 8 of Cover Pages.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10.	CERTIFICATIONS
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2007
SK Telecom Co., Ltd.
/s/ Tae Jin Park
	Name:	Tae Jin Park
	Title:	Vice President

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